May 15, 2012
VIA EDGAR & OVERNIGHT MAIL
Mr. Jeffrey A. Foor, Esq.
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Variable Separate Account (“Registrant”)
SunAmerica Annuity and Life Assurance Company (“Depositor”)
Polaris Retirement Protector
Post-Effective Amendment No. 2 and Amendment No. 3 on Form N-4
File Nos. 333-175414 and 811-03859
Dear Mr. Foor:
          On behalf of the Registrant and Depositor, submitted herewith for filing pursuant to the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”), is Post-Effective Amendment No. 2 and Amendment No. 3 (collectively, the “Amendments”) under the 1933 and 1940 Acts, respectively, to the Registration Statement on Form N-4 pursuant to Rule 485(a) of the 1940 Act.
          The purpose of filing the Amendments is to revise existing living benefit provisions. Registrant respectively requests selective review of the Amendments. Registrant bases its request for selective review on the following:
(i)	The Staff recently reviewed and commented upon a filing that contained substantially similar disclosure to that contained herein;

(ii)	The relevant disclosure relating to the revised living benefit provisions are substantially similar to the disclosure contained in the Post-Effective Amendment No. 2 and No. 3 filed on January 20, 2012, File Nos. 333-172003 and 811-03859 (the “Previous Filing”); and

(iii)	There are no material differences between the Amendments and the disclosures contained in the Previous Filings.
          We have enclosed a courtesy copy of the Amendments marked to show the material changes against the Previous Filings.
          We have removed all financial statements and references to Independent Auditors from this filing, and therefore, make this filing without including an Auditor’s consent. Registrant commits to file a post-effective amendment that will incorporate any Staff comments as well as include the appropriate financial statements and Auditor’s consent.

Mr. Jeffrey A. Foor
May 15, 2012
File Nos. 333-175414 and 811-03859

          The Amendments will automatically become effective on July 14, 2012. We kindly request that the Staff provide comments no later than June 15, 2012. We would then have sufficient time to work with the Staff to address any comments in order to accomplish a cost-effective printing of the prospectus, and file a 485(b) amendment reflecting those comments. We would appreciate the Staff’s efforts to accommodate this schedule.
          Should you have any questions regarding this filing, please do not hesitate to contact me at (310) 772-6266.

Very truly yours,
/s/ Joseph F. Duronio
Joseph F. Duronio
Counsel